Filed by Global Crossing Ltd.
                                         pursuant to Rule 425 under the
                                         Securities Act of 1933
                                         Subject Company:  Global Crossing Ltd.
                                         Commission File No. 000-24565


Global Crossing to Acquire IXnet, a High Growth Provider of IP-based Network Services to Global Financial Community, and Parent Company, IPC
Communications, for $3.8B in Stock

HAMILTON, Bermuda/NEW YORK--(BUSINESS WIRE)--Feb. 22, 2000--Global Crossing Ltd. (Nasdaq:GBLX)--

- IXnet provides single "pipe" IP connectivity to more than 600 financial institutions for global trading and communications.

- IXnet hosts and distributes market data, news, streaming video, research and analytics for more than 30 leading content providers to the global financial community.

- IXnet has points of presence in 37 countries, 1,450 customer access nodes, and a strong management and sales force experienced in serving multinational financial institutions.

- Expands Global Crossing's customer relationships in the financial community, adding such premier clients as Citigroup, Chase, Goldman Sachs, Merrill Lynch, Morgan Stanley, Bear Stearns, Deutsche Bank, ABN AMRO, NatWest, HSBC, and Nomura.

- IXnet will use Global Crossing Network instead of leased lines to provide global bandwidth, substantially reducing costs and creating new growth opportunities.

- IPC Communications is the No. 1 provider of sophisticated desktop trading systems to financial institutions, with a 60% share of the worldwide market.

     Global Crossing Ltd. (Nasdaq:GBLX), which is building and operating the world's most advanced global IP-based fiber optic network, and IXnet, Inc. (Nasdaq:EXNT), the leading provider of specialized IP-based network services to the global financial services community, today announced a definitive agreement for Global Crossing to acquire IXnet, Inc.

     Founded in 1995, IXnet provides desktop-to-desktop broadband data and voice services to more than 600 leading financial institutions worldwide, including investment and commercial banks, asset managers, broker/dealers, and trading firms. IXnet also hosts and distributes market data, news, streaming video, research and analytics for more than 30 leading content providers to the global financial community. IXnet has points of presence in 37 countries, 1,450 customer access nodes (intelligent network gateways), and a strong management team and sales force with unparalleled experience serving the data, voice and video needs of global financial institutions.

     Global Crossing will acquire both IXnet and its parent company, IPC Communications, Inc. (AMEX:IPI), which owns approximately 73% of IXnet's

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fully diluted shares.  IPC is the leading provider of sophisticated desktop trading systems to the global financial community with a market share estimated at 70% of the U.S. market and 60% worldwide.

     Under the terms of the definitive merger agreement, 1.184 Global Crossing shares will be exchanged for each IXnet share not owned by IPC and
5.417 Global Crossing shares will be exchanged for each share of IPC. Based on Friday's closing price of Global Crossing shares, the transaction is valued at approximately $62.03 for each of IXnet's 59.2 million fully diluted shares, and $283.71 for each of IPC's 10.1 million IPC fully diluted shares, or a total of approximately $3.8 billion. This transaction values IXnet at a total of approximately $3.65 billion, and values IPC shares -- excluding the value of the IXnet shares owned by IPC -- at a total of approximately $150 million.

     Bob Annunziata, CEO of Global Crossing, said, "IXnet is a great strategic fit for us. We will now move to the next level beyond providing building-to-building connectivity in major cities -- providing desktop-to-desktop connectivity for multinational corporations worldwide. IXnet will leverage our seamless global network through the provision of sophisticated IP and data services to financial institutions, one of the largest and fastest growing customer segments. We can also eliminate substantial network costs by moving IXnet from leased lines onto the Global Crossing Network, which is nearing completion. IXnet will give us new capabilities and increased presence in Asia where we are currently partnering with Microsoft, Softbank and Hutchison Whampoa, as well as in the financial markets of Europe and the Americas where it is already the market leader. We welcome David Walsh and his superb management team to Global Crossing."

     IXnet's blue-chip clients include Morgan Stanley, Goldman Sachs, Merrill Lynch, Citigroup, Chase, Bear Stearns, Donaldson Lufkin & Jenrette, Deutsche Bank, ABN AMRO, NatWest, HSBC, Nomura, Sumitomo, Barclays, Spear Leeds & Kellogg, Fidelity Investments, Janus, many of the leading ECNs, and leading market data providers such as First Call and News Edge. Many of IXnet's customer relationships grew out of existing relationships with IPC, which was founded in the 1970s.

     Leo Hindery, CEO of GlobalCenter, Global Crossing's complex web hosting business, said, "Web hosting for financial services firms is a rapidly growing global market, and financial institutions have become the second largest users of web hosting services. We are excited by the prospect of being IXnet's partner for complex web hosting. We will also leverage IPC's dominant position in trading rooms worldwide to increase usage of our complex web hosting and other Global Crossing services."

     "This is a superb transaction for the customers, employees and shareholders of both IXnet and IPC," said David Walsh, CEO of IXnet, who will

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continue to lead the management teams currently running IXnet and IPC.  "As part of Global Crossing, we will be able to do even more for our customers, taking advantage of the Global Crossing Network, its GlobalCenter complex web hosting capability and its global resources. We look forward to becoming part of this entrepreneurial standard-setter in the global telecommunications business."

     The acquisition is expected to be completed in the second quarter of 2000, and is subject to regulatory approval and customary closing conditions. The acquisition is not subject to shareholder approval; Citicorp Venture Capital, which owns approximately 60% of IPC, has approved the transaction and IPC, which owns approximately 73% of IXnet, has also approved the transaction. The acquisition will be accounted for as a purchase and is expected to be tax-free to shareholders of IXnet and IPC.

     Chase Securities served as financial advisor to Global Crossing, Salomon Smith Barney served as financial advisor to IPC and IXnet, and Donaldson Lufkin and Jenrette provided a fairness opinion to the Board of IPC.

About Global Crossing

     Global Crossing Ltd. (Nasdaq:GBLX) is building and offering services over the world's first global fiber optic network with 97,200 announced route miles, serving five continents, 24 countries and more than 200 major cities. The Global Crossing Network and its telecommunications and Internet product offerings will be available to over 80% of the world's international communications traffic. Global Crossing's subsidiary, GlobalCenter Inc., is a leading Internet Commerce Services Provider and provides customers with the Internet infrastructure necessary to manage complex online enterprises on a global basis. Among its customers are some of the largest and most densely trafficked sites on the Web, including Yahoo!, The Motley Fool, Ziff Davis, MP3.com and eToys. Global Crossing's operations are headquartered in Hamilton, Bermuda, with principal offices in Los Angeles, California; London, England; Morristown, New Jersey; Rochester, N.Y.; and Miami, Florida. Visit Global Crossing at www.globalcrossing.com.

About IXnet

     IXnet, Inc. provides a high performance intelligent global extranet designed exclusively for the financial community. Through a single connection, IXnet delivers end-to-end managed data and voice communications solutions to the worldwide financial services community. IXnet uniquely offers superior performance, reliability and security along with rapid provisioning and dedicated customer support -- keeping market participants in constant contact 24 hours a day. Customers receive voice and data connectivity, plus financial content and transactional capabilities on IXnet's global extranet without having to access multiple public networks or

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rely on multiple customer service organizations.  With Network Operating
Centers in New York, New Jersey and London, points of presence in 37 countries and 1,450 customer access nodes, IXnet serves more than 600 of the world's top financial firms. For more information, please visit www.ixnet.com.

About IPC Communications

     IXnet is part of IPC Communications, Inc., the world's leading supplier of voice trading systems to the financial services community with a sophisticated suite of globally integrated voice and data telecommunications products. IPC's patented digital TRADENET MX(R) is the most widely installed voice trading system in the world. IPC focuses on serving the financial trading environment by designing, manufacturing, installing, and servicing products that allow traders around the world to communicate with each other instantly and reliably. With a global customer base comprising thousands of the world's largest financial services firms, IPC's reputation for quality and service is unmatched. For more information, please visit www.ipc.com.

     Statements made in this press release that state the Company's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the ability to complete systems within currently estimated time frames and budgets; the ability to compete effectively in a rapidly evolving and price competitive marketplace; changes in the nature of telecommunications regulation in the United States and other countries; changes in business strategy; the successful integration of newly-acquired businesses; the impact of technological change; and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission.

         CONTACT:         Global Crossing Ltd.
                          Investor contacts:
                          Jerry Leshne, 310/385-3838
                          investors@globalcrossing.com
                          Jensen Chow, 310/385-5283
                          investors@globalcrossing.com

                                  or

                          Press contacts:
                          George Sard/Kim Polan, 212/687-8080
                          gsard@sardverb.com or kpolan@sardverb.com
                          Tom Goff, 310/385-5231
                          tgoff@globalcrossing.com

                                  or



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

                          IXnet/IPC Communications
                          Press Contact:
                          Spring O'Brien
                          Procter Lippincott, 212/620-7100 ext. 228 procter@spring-obrien.com
                          Investor Contact:
                          Cynthia Artin, 212/412-6405
                          cynthia_artin@ixnet.com

10:30 EST FEBRUARY 22, 2000


          Investors and security holders are advised to read the information statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such information statement/prospectus will be filed with the Securities and Exchange Commission by Global Crossing Ltd. Investors and security holders may obtain a free copy of the information statement/prospectus (when available) and other documents filed by Global Crossing Ltd. at the Commission's web site at www.sec.gov. The information statement/prospectus and such other documents may also be obtained from Global Crossing by directing such request to Global Crossing Ltd., 150 El Camino Drive, Beverly Hills, CA 90212, Attn: Investor Relations Department;
Jensen Chow, (310) 385-5283; e-mail: investors@globalcrossing.com.































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